EXHIBIT 99.1

IIJ Revises its First Half and Full-Year Financial Targets for FY2016

TOKYO, Nov. 04, 2016 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE1:3774) has revised its first half (“1H16”, from April 1, 2016 to September 30, 2016) and full-year (“FY2016”, from April 1, 2016 to March 31, 2017) financial targets for the fiscal year ending March 31, 2017 from the targets announced on May 13, 2016 based on the recent financial performance.

The dividend targets remain unchanged from what we announced on May 13, 2016: annual cash dividend JPY27.00 per ordinary share. The distribution of the interim dividend was resolved today by the IIJ’s Board of Directors as JPY13.50 per ordinary share.1

1. Revision for the Consolidated Financial Targets for 1H16 (From April 1, 2016 to September 30, 2016)

	Total Revenues	Operating Income	Income before Income Tax Expense	Net Income attributable to IIJ	Basic Net Income attributable to IIJ per Share
	JPY millions	JPY millions	JPY millions	JPY millions	JPY
Previous Target (A)	73,800	2,800	2,800	1,900	41.35
New Target (B)	74,123	1,948	2,105	1,108	24.11
Change (B-A)	323	(852)	(695)	(792)	-
Change (%)	0.4%	(30.4%)	(24.8%)	(41.7%)	-
< Reference > 1H15 Results	65,334	2,563	2,647	1,652	35.96

2. Revision for the Consolidated Financial Targets for FY2016 (From April 1, 2016 to March 31, 2017)

	Total Revenues	Operating Income	Income before Income Tax Expense	Net Income attributable to IIJ	Basic Net Income attributable to IIJ per Share
	JPY millions	JPY millions	JPY millions	JPY millions	JPY
Previous Target (A)	159,000	7,300	7,300	5,000	108.81
New Target (B)	158,000	5,000	5,100	3,000	65.67
Change (B-A)	(1,000)	(2,300)	(2,200)	(2,000)	-
Change (%)	(0.6%)	(31.5%)	(30.1%)	(40.0%)	-
< Reference > FY2015 Results	140,648	6,140	6,193	4,038	87.88

3. Reason for Revision

A) Regarding 1H16 Financial Targets Revision

With regards to the overall 1H16 business situation, while strong revenue growth is achieved as initially expected (13.5% increase from 1H15), 1H16 operating income is expected to be weaker than initially expected. It is because the issues written below took place when the overall cost such as personnel-related costs including outsourcing personnel as well as depreciation related to the commencement of new services are increasing with aggressive business investment.

1H16 total revenues are expected to slightly exceed our initial expectation. 1H16 network services revenue is expected to exceed our initial expectation as mobile-related services continued to grow. 1H16 systems integration revenue is expected to be slightly weaker than initially expected mainly because of the cancellation for certain relatively large systems operation and maintenance projects in 1Q16. ATM operation business revenue is growing as initially expected.

1H16 operating income is expected to be approximately JPY0.9 billion weaker than initially expected. This is mainly due to the deterioration of systems integration gross margin, resulting mainly from the followings:

  Low productivity of system engineers related to the projects already recognized as revenue at the end of FY2015. (1Q16)
  A certain large scale construction project with low profitability as its purchasing cost portion was significant. (1Q16)
  Weaker than expected revenue growth of systems operation and maintenance mainly due to the cancellation of certain large projects. (from 1Q16)
  Delay in offering some functions of our foreign exchange system ASP service resulted in a temporal negative income impact. (from 1Q16)
  Low productivity of system engineers due to greater involvement in pre-sales phase with an increase in large-scale projects including cloud related projects and postponement of several projects triggered by customers own issues to which system engineers had already been involved. (2Q16)

1H16 systems integration gross margin is expected to decrease year over year as shown in the below summary chart. On the other hand, network services gross margin is expected to increase year over year.

1H16 income before tax income tax expense as well as 1H16 net income attributable to IIJ are expected to be weaker than initially expected as 1H16 operating income is expected to be weak as mentioned above. 1H16 income tax before income tax expense is expected to be larger than 1H16 operating income as there would be net gain on sales of other investments, distribution from fund investment and dividend income.

Summary for 1H16 Operating Results Outlook

	1H15 results (actual)	1H16 results (outlook)	YoY change
	JPY millions	JPY millions	%
Total revenues	65,334	74,123	13.5
Network services	38,000	44,836	18.0
Systems integration (SI)	23,725	25,768	8.6
Equipment sales	1,638	1,467	(10.5)
ATM operation business	1,971	2,052	4.2
Total costs	53,626	62,275	16.1
Network services	30,501	36,715	20.4
Systems integration (SI)	20,341	22,993	13.0
Equipment sales	1,480	1,343	(9.3)
ATM operation business	1,304	1,224	(6.2)
Total gross margin	11,708	11,848	1.2
Network services	7,498	8,120	8.3
Systems integration (SI)	3,385	2,775	(18.0)
Equipment sales	158	124	(21.8)
ATM operation business	667	829	24.4
SG&A expenses and R&D	9,145	9,900	8.3
Operating income	2,563	1,948	(24.0)

B) Regarding FY2016 Financial Targets Revision

With regards to the overall business situation for FY2016, the low productivity of systems engineers is expected to improve in 2H16 based on the current SI projects situation. However, based on the current order accumulation situation, we would miss the revenue targets of new services, launched later last year, such as “IIJ GIO Infrastructure P2” and “IIJ Omnibus” which should increase but not as strongly as our initial expectation. Since the depreciation for these new services have already begun from the latter half of last fiscal year, the revenue gap will directly impact our operating income against our initial expectation. Because Japanese companies are conservative with their systems, especially with large, complex and mission-critical ones, the lead time, including their internal discussion and preparation, takes longer than expected. Also, some new services and functions were not launched as scheduled. Another issue that would impact our operating income against our initial expectation is the cost related to mobile services. We increased leasing MVNO bandwidth largely during 2Q16 along with increasing traffic trend in order to strengthen our competitive advantage; therefore, this recurring type cost for MVNO infrastructure would exceed our initial expectation in 2H16. Although the excessive cost is not expected to become larger in 2H16 and the gross margin amount of mobile services is expected to increase year over year, it would continue to impact our network services’ profitability against initial expectation.

FY2016 total revenues are expected to be JPY158.0 billion (12.3% increase from FY2015 total revenue). FY2016 network services revenue is expected to be in line with our initial expectation: mobile-related services exceeding our initial expectation, weaker than initially expected revenue growth of “IIJ GIO Hosting Package Service” from 1H16 because of game customers’ decrease in revenue and/or cancellation, and weaker than initially expected revenue growth in “IIJ Omnibus Services”. FY2016 systems integration revenue is expected to be approximately JPY1.0 billion short of our initial expectation because of the weaker than expected revenue growth of systems operation and maintenance from 1H16 and the weaker than expected revenue growth of “IIJ GIO Infrastructure P2”.

FY2016 operating income is expected to be JPY5.0 billion (18.6% decrease from FY2015 operating income), JPY2.3 billion weaker than our initial expectation, is mainly due to the followings:

< Systems integration gross margin gap with our initial expectation >

  Approximately JPY0.9 billion of gross margin gap in 1H16.
  Approximately JPY0.4 billion of gross margin gap due to slower than expected revenue growth of “IIJ GIO Infrastructure P2” which fixed-type costs have been increasing. It is slower than expected mainly because projects scale becoming larger which require longer lead-time and service function enhancement have been delayed in some cases.
  Approximately JPY0.2 billion of gross margin gap due to weaker than expected revenue growth of non-cloud systems operation and maintenance.

< Network services gross margin gap with our initial expectation >

  Approximately JPY0.4 billion of gross margin gap due to slower than expected revenue growth of “IIJ Omnibus Service” which fixed-type costs have been increasing. It is slower than expected mainly because projects becoming more complex which require longer lead-time and service function enhancement have been delayed in some cases.
  Approximately JPY0.4 billion of gross margin gap due to an increase in mobile-related costs.

We believe our targeted markets should continuously expand with Japanese enterprises’ IT systems becoming more advanced by adopting cloud services, usage of ICT becoming more prevalent with BigData and IoT, greater demands for security-related services and solutions to combat information leakage and many other security incidents, explosion of network traffic along with distribution of high-definition contents such as 4K over Internet, and expansion of MVNO market especially for consumers and so on. In order to capture these market opportunities and achieve sustainable growth, we have been engaging in service and business developments as well as R&D activities as we firmly believe these are indispensable for us to maintain our competitive advantage of renowned expertise about Internet-related technology. We launched “IIJ Omnibus Service” and “IIJ GIO Infrastructure P2” in the latter half of last fiscal year. We have also started to further focus on implementing full-MVNO, developing new services and/or functions in the field of IoT, security and contents distribution. As we strengthen our competitive advantage by developing all these necessary components, we acquired local government large-scale multiple-year project with its monthly recurring revenue expected to become over JPY100 million in which cloud, security, system and network are mostly outsourced. We anticipate the same type of transactions to increase

It is obvious that cloud, IoT and mobile markets are to expand in the middle-to-long term. Although our FY2016 income level is to be weak temporarily, we shall execute our business expansion strategy accordingly with our middle term plan2. We expect income to improve from FY2017 with improved productivity of systems engineers from 2H16, revenue accumulation by new services, and improved network utilization with mobile service subscription accumulation. Although operating income level is expected to be 1 or 1.5 years delayed from what we initially expected at the beginning of this fiscal year, we believe strong revenue would generate continuous operating margin improvement. Therefore, dividend targets remain unchanged from what we announced in May 2016 and we also decided and announced that we will execute repurchase of our own shares3.

Regarding FY2016 revised operating income target compared with FY2015 operating income result and FY2016 initial operating income target, please visit IIJ's following IR website. Page 6 of the document shows the comparison. http://www.iij.ad.jp/en/ir/news/2016/pdf/FY16revision_E.pdf.

< Note 1 >
The above 1H16 and FY2016 consolidated financial targets as well as the business outlook are based on information available as well as reasonable assumption at the time of this announcement. The actual results may differ from the targets and the business outlook due to various factors. 1H16 financial consolidated financial results will be announced on November 8, 2016.

< Note 2 >
Regarding the basic net income attributable to IIJ per share for the fiscal year ending March 31, 2017 disclosed in this document, it is calculated based on the assumption that 950,000 shares of IIJ’s own shares to be repurchased by us during the period disclosed in our disclosure titled “Notice Regarding Repurchase of Own Shares of Internet Initiative Japan Inc.” which was announced today, November 4, 2016.

< About Internet Initiative Japan Inc. >
Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

< IIJ Investor Relations >
Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/en/ir

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2016 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ’s ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ’s ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ’s largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

1 For detail, please refer to our press release titled “IIJ Announces the Distribution of Retained Earnings (Interim Dividend)” which was announced today.

2 We disclosed in our earnings release for the fiscal year ended March 31, 2016 which was announced on May 13, 2016 and filed with 6-K. For detail, please find the release here http://www.iij.ad.jp/en/ir/library/financial/pdf/IIJI4Q15E.pdf

3 Please refer to our press release “Notice Regarding Repurchase of Own Shares of Internet Initiative Japan Inc.” issued today for detail.